
13001386

2012

SUMMARY

ANNUAL

REPORT


BNC BANCORP


PREPARATION MEETS

OPPORTUNITY

At BNC Bancorp and Bank of North Carolina, our mission is to provide the best banking experience possible by anticipating your needs, and exceeding your expectations while assisting you in achieving your short-term & long-term financial goals. We are committed to providing a challenging and rewarding work environment for our employees, while maintaining solid financial strength to ensure superior returns for our shareholders.

TABLE OF CONTENTS

FROM THE CHAIRMAN
of the Board of Directors



A year ago I shared that the Company's aim was to use our relative strength to grow by attracting top banking talent to our team, enhancing our banking products and services, and enlarging our footprint with carefully selected acquisitions in attractive markets. A year later, we have delivered more than our earlier expectations. Our horizon of continued growth and success is becoming clearer as we continue to broaden our capital base and execute our well defined strategy.

In 2012, we welcomed three new Board members to our team, John Ramsey from Durham, and Elaine Lyerly and James Bolt, both from Charlotte. They bring a wealth of experience from their years in key leadership positions on the Boards of KeySource Financial, Inc. and First Trust Bank, both of which we acquired this past year. We look forward to their valuable contributions as we face new and exciting opportunities.

Having led our organization since its founding, Chief Executive Officer, Swope Montgomery, will be retiring on June 30th of this year. We are extremely thankful for the twenty-two years of strong leadership he provided to BNC, taking it from a start-up in Thomasville, NC with $4 million in capital to one of the strongest community banks in the Carolinas with $3.1 billion in assets, 35 banking offices, and a market capitalization approaching $250 million. Swope will continue to play a key role serving as Vice-Chairman of our Board of Directors. While I am extremely proud of the success of our Company under Swope, I am also very confident about the future under the direction of our new President and CEO, Rick Callicutt. Rick has also been with the Bank since its beginning and has been responsible for recent day to day banking operations, strategic expansion, both organically and through acquisition, and the leadership of our talented senior management team in preparation for this management transition. We are optimistic that the execution of our strategic vision will continue with great energy and passion.

We appreciate the opportunity to deliver more than you expect and are proud to have you as a shareholder.

THOMAS R. SLOAN | Chairman of the Board of Directors

FINANCIAL HIGHLIGHTS

Thousands of dollars, except per share data	2012 †	2011 †	$ Change	% Change
Statements of Operations				
Total interest income	$ 113,515	$ 103,343	$ 10,172	9.8%
Total interest expense	32,891	32,920	(29)	(0.1)
Net interest income	80,624	70,423	10,201	14.5
Provision for loan losses	22,737	18,214	4,523	24.8
Net interest income after provision	57,887	52,209	5,678	10.9
Non-interest income	33,138	20,802	12,336	59.3
Non-interest expense	82,272	67,864	14,408	21.2
Income before income taxes	8,753	5,147	3,606	70.1
Income tax benefit	1,700	1,783	(83)	(4.7)
Net income	10,453	6,930	3,523	50.8
Less preferred stock dividends and discount accretion	2,404	2,404	-	-
Net income available to common shareholders	$ 8,049	$ 4,526	$ 3,523	77.8
Per common Share Data				
Basic earnings per share	$ 0.48	$ 0.45	$ 0.03	6.7%
Diluted earnings per share	0.48	0.45	0.03	6.7
Cash dividends paid	0.20	0.20	-	-
Tangible common book value	8.20	9.60	(1.40)	(14.6)
Closing market price	8.01	7.25	0.76	10.5
Balance Sheet Data				
Total assets	$3,083,788	$2,454,930	$628,858	25.6%
Loans	2,092,672	1,719,079	373,593	21.7
Allowance for loan losses	40,292	31,008	9,284	29.9
Goodwill	27,111	26,129	982	3.8
Deposits	2,656,309	2,118,187	538,122	25.4
Borrowings and trust preferred securities	120,555	163,924	(43,369)	(26.5)
Shareholders' equity	282,244	163,855	118,389	72.3
Key Ratios				
Return on average assets	0.41%	0.31%		
Return on average common equity	5.11%	4.12%		
Return on average tangible common equity	6.57%	5.88%		
Efficiency ratio	68.85%	70.09%		
Allowance for loan losses to period-end loans*	1.98%	1.81%		
Net loan charge-offs to average loans	1.74%	1.33%		
Average equity to average assets	8.37%	7.11%		

† Year Ended December 31
* Excludes loans held for sale

Forward Looking Statements

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and the Bank. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on the information available to management at the time that these disclosures were prepared. These statements can be identified by the use of words like "expect," "anticipate," "estimate" and "believe," variations of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements as a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, (1) competition in the Bank's markets, (2) changes in the interest rate environment, (3) general national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectibility of loans, (4) legislative or regulatory changes, including changes in accounting standards, (5) significant changes in the federal and state legal and regulatory environment and tax laws, (6) the impact of changes in monetary and fiscal policies, laws, rules and regulations and (7) other risks and factors identified in the Company's other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements. This report should be read in conjunction with the Annual Report filed on form 10-K for the year ended December 31, 2012.

There are some things you come to expect from a bank



As a shareholder you expect a sound business model with financial stability, as an employee you expect a healthy working environment and as a customer you expect exceptional service. At BNC, we've made it our corporate culture to go beyond these minimum expectations and deliver more than you expect. Amid the challenges of a perplexing regulatory environment combined with a slowly recovering economy, in 2012, we delivered more by making significant progress towards our strategic vision of creating the premier banking franchise in the Carolinas. This progress is being achieved by attracting and retaining first-class banking professionals, restructuring our balance sheet, expanding our footprint into attractive markets, fortifying our capital base, and focusing on operating efficiencies that will ultimately maximize shareholder value.

During 2012, we acquired three banks, two branch offices, and expanded our presence in the top two growth areas of North Carolina: Metro-Charlotte and the Triangle. Through the accomplishments over the past four years, BNC is now viewed as one of the most progressive, well-rounded financial institutions in the Carolinas, yet our goal is to be one of the top performing banks in the country. Our achievements have been directly correlated to our ability to effectively navigate through the effects of an unstable economic environment through perseverance, unyielding effort, and an entire organizations commitment to a strategic vision. We have completed the heavy lifting to get us through the financial crisis; and although 2013 will bring its own challenges, we remain disciplined with safety, soundness and profitability as a basis for growth.

Since 1991, it has been a privilege to lead this extraordinary organization through the best of times and the worst of times for our industry. The initial $4 million of capital put up by our founding shareholders has grown to a Company with over $3 billion in assets and a market capitalization approaching $250 million today; and leading this transformation has been very rewarding. Our successes can be attributed to an impeccable culture where our leadership team and employees operate with integrity and humility. As Harry S. Truman once said, "You can accomplish anything in life, provided that you do not mind who gets the credit." This mindset is evident in our Company and I am proud of the enthusiasm and ambition of our team, which has taken us to where we are today.

Leading BNC has been a once in a lifetime opportunity. My years have been the most fulfilling, but now I am looking forward to a new phase in my life. Effective June 30, 2013, I will retire from my position as President and Chief Executive Officer, but will remain a part of the Board of Directors as Vice-Chairman. As I depart after more than two decades leading an amazing team, I am comforted knowing we have a proven, results-oriented leader as my successor. Rick Callicutt will be taking on the role of President and Chief Executive Officer starting July 1, 2013. Rick, who has been the driving force behind our daily banking operations and expansion efforts, is well-prepared for this new role and I am confident that the Company will continue to build on its momentum under the leadership of Rick and our CFO, David Spencer. Rick not only has exceptional technical knowledge and a high intellect of bank lending, but he also has a keen eye for talent. Throughout the years, Rick and David have earned the respect of our Board of Directors and employees and I know they will do well in the future. Their dedication and passion to the Bank's culture, employees, customers and shareholders is unsurpassed. We are fortunate to have Rick in this new leadership role, as this is a natural transition for our Company.

To the stockholders, Board of Directors and fellow employees, I would like to express my gratitude for your support, encouragement and loyalty. It has been an honor to work with an outstanding team who are not only talented and engaging, but are truly dedicated to growing our Company. My outlook for the Company's future could not be more optimistic as we are well positioned to take advantage of many opportunities impacting both earnings and growth. Bank of North Carolina and BNC Bancorp have been a paradigm for sustained performance and I feel confident 2013 and beyond will continue to deliver more than you expect.

W. SWOPE MONTGOMERY, JR.
Chief Executive Officer, Bank of North Carolina
President & Chief Executive Officer, BNC Bancorp

WITH SINCERE APPRECIATION

Swope's greatest contribution has been his ability to bring together the right management team, which has allowed BNC to grow their associate base with the best qualified people available. The team he has assembled is the key and core to our success.

— D. VANN WILLIFORD
BNC Bancorp Board of Directors


BANK of
NORTH CARO



Seldom does an individual have the opportunity to leave such a positive, lasting mark on an organization as Swope has on our Company.

— RICHARD F. WOOD
BNC Bancorp Board of Directors

Dependable, dedicated and fair are the words that best describe Swope. He is a great promoter of the Company and we've been fortunate to have him.

— W. GROOME FULTON, JR.
Director Emeritus


LEXINGTON AREA
CHAMBER OF COMMERCE

Capitalizing On Growth Opportunities

On behalf of Bank of North Carolina and the Board of Directors, I want to thank Swope Montgomery for his diligence and commitment to our organization for over 20 years. When the steering committee began the formation of BNC, the banking environment was fragile due to the savings and loan crisis of the 1980s. Although it was not the best economic setting to start a Bank, Swope and our Board of Directors' commitment to steer our organization in the right direction successfully lead to the State Banking Commission approving our charter. Swope's willingness to employ high performers, delegate responsibilities and his determination to overcome obstacles are what helped build this company. In the beginning, Swope made a personal impact on our local community, which made a precedent for future philanthropic involvement. Throughout the years he has encouraged our employees to immerse themselves in their communities through volunteerism and financial support. Being active members of the community through a variety of programs, boards and special events is vital to our core mission. We are thankful for Swope's contributions to our company and are grateful he will continue to serve on our Board of Directors as Vice-Chairman. We know he will be of immeasurable assistance as we continue to benefit from his knowledge and expertise.

In 2012, our Company continued to build an infrastructure to support future growth, respond to the regulatory environment and manage company assets safely and soundly as we grew our franchise. Through strategic acquisitions and organic growth we expanded into some of the fastest growing markets in the Carolinas. In early June, we acquired Carolina Federal Savings Bank in the Charleston and Mt. Pleasant communities of South Carolina. This transaction was an important step in building our BNC Bank franchise. In 2013, we plan to open an additional office in downtown Charleston on East Bay Street. In late third quarter, we finalized two key acquisitions that greatly expanded our presence in the Triangle. KeySource Financial, Inc., in Durham, North Carolina, had a seasoned banking and credit team with a strategic focus toward business banking and mortgage lending. Through this merger, we gained $180 million in assets, $150 million in loans and $155 million in deposits. Two banking offices from Gateway Bank in Cary and Chapel Hill were also acquired, which increased our presence by $25 million. We now have branches in Raleigh, Durham, Cary and Chapel Hill, which enable us to effectively deliver banking services to the Triangle community while providing tremendous branding and growth dynamics for BNC.

In late November, we completed a definitive merger agreement with First Trust Bank located in the Charlotte and Mooresville communities of North Carolina. This acquisition was also consistent with our long-term plan to partner with quality organizations. Through the transaction we gained $385 million in assets, $180 million in loans and $325 million in deposits. To further support our growth in the Charlotte community, in early December we opened a new Southern Region headquarters located in SouthPark. By expanding our footprint in attractive, growth-oriented markets, we can provide a better banking experience for our customers and create earnings for our shareholders.

As we look to 2013, we recognize there is much work to be done, and yet, many more opportunities to grow and enhance our franchise. Although we have built a framework to support the investments made in technology, people and new departments, we must maintain our stability. The foundation and focus of our organization will continue to be our employees, customers and shareholders.



RICK CALLICUTT

President & Chief Operating Officer, Bank of North Carolina | Executive Vice President & Chief Operating Officer, BNC Bancorp


Loans
Billions of dollars



"The foundation and focus of our organization will continue to be our employees, customers and shareholders."

Rick Callicutt

President & Chief Operating Officer, Bank of North Carolina
Executive Vice President & Chief Operating Officer, BNC Bancorp

NOTABLE GROWTH

Net Interest Income
Millions of dollars



90
80
70
60
50
40
30
20
10
$33.6
$46.2
$60.2
$70.4
$80.6
2008
2009
2010
2011
2012

Net interest income for 2012 was $80.6 million, an increase of $10.2 million from the $70.4 million earned in 2011.

Total Assets
Billions of dollars



3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
$1.57
$1.63
$2.15
$2.45
$3.08
2008
2009
2010
2011
2012

Total assets at December 31, 2012 were $3.08 billion, an increase of $628.9 million, or 25.6%, when compared to the previous year's $2.45 billion.

SUCCESSFUL NAVIGATION

by Executing the Strategic Plan



"It is our responsibility to make sure each and every employee has all the resources and training to create that ***wow*** experience for our customers."

David B. Spencer

Executive Vice President & Chief Financial Officer
Bank of North Carolina & BNC Bancorp

Cultivating A Passion For Delivering More

In today's banking environment, maintaining a strong capital position and sound balance sheet are essential to creating long-term franchise value for our shareholders. Over the past four years we have expanded our footprint throughout the Carolinas which has allowed us to significantly grow our core deposit base and create greater geographic diversity for both loan originations and our loan portfolio mix. Also during the past four years, we have raised over $107 million of common equity; the most significant being a $72.5 million raise in June of last year, which was executed with the highest quality institutional investors in the banking space and has provided us with the necessary capital to continue to pursue opportunities for growth into key markets across North and South Carolina. Having proven access to the capital markets provides us with a meaningful advantage over our peers, and is a true testament to the investors' confidence in our Company's strategic vision and ability to execute.

While there are many qualities of our Company that are vital to our success, it is our culture that is the lifeblood of this ongoing success. As we expand our franchise and add like-minded bankers, it is one of our most critical objectives to retain the consistent culture throughout our entire BNC team; one that embraces delivering more to our customers, giving of their time and resources to our communities, and exuding the passion for our Company's success in everything we do. To help drive that critical objective, we hired Annette Rollins, SPHR, as Executive Vice President, Human Resources Director in 2012. Rollins has a proven track record of success in managing the human resource needs of a rapidly growing Company and overseeing the personal and professional development of a energized team. As a result of her leadership, our Human Resources Department has become more robust and they are better equipped to aid our organization in sustaining the high-performance culture of delivering more than expected internally and externally. In addition to Human Resources, we expanded our Training and Development Department in order to properly integrate new employees and professionally develop current employees to reach their full potential. These two departments are vital to help fortify the strong foundation we have built. At Bank of North Carolina, we know our employees are our greatest asset and we are committed to perpetuating an environment where they can learn and grow. Our Executive Management team emphasizes to all of our employees that we work for them, and it is our responsibility to make sure each and every employee has all the resources and training to create that "wow" experience for our customers.



ANNETTE ROLLINS
Executive Vice President
Human Resources Director

Since our beginnings, BNC has benefited from Swope's impeccable leadership and integrity. To me, the mark of a great leader is one that surrounds himself with people who are excellent and passionate in their functional areas; and after gaining a level of mutual respect and trust, gives them the resources and freedom to excel within the team concept. This has been Swope's philosophy and I owe him so much for allowing me to reach new heights personally, professionally, and as part of an incredible team. His dignified leadership and forward-thinking vision cannot be overstated, and I wish him the best as he begins the next phase of his life.

I am fortunate to have been a partner with Swope and Rick as the Executive team that has built this Company to where it is today. By working side by side with these two incredible gentlemen on a daily basis, I can assure every stakeholder in our Company that Swope, as the astute leader he is, has been preparing our team for this transition for years; and under Rick's leadership, we are poised to continue our track record of excellence and growth that has become synonymous with BNC. As a lifelong friend who has my endearing respect and admiration, we are very fortunate to have Rick as our new leader and CEO as we tackle our opportunistic future.



DAVID B. SPENCER
Executive Vice President & Chief Financial Officer
Bank of North Carolina & BNC Bancorp

Deposits
Billions of dollars



2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
$1.15
$1.35
$1.83
$2.12
$2.66
2008
2009
2010
2011
2012

Opportunities to Give Back

Each year, our organization holds an annual United Way campaign where employees have the opportunity to make an impact on their local communities through financial support. We're proud that in 2012, the total employer contribution was $115,000, and with the Company's match, the overall gift was $225,000. This is an increase of $36,000 from the prior year. Due to exceptional fair share giving, we received the Employee Campaign Award, the Chairman's Award and the Donna H. Black Award of Excellence for an outstanding campaign and admirable leadership within the community. We hope to continue to increase our support of United Way each year and we're pleased to be making a difference in the communities we serve.

In early summer, we completed a Habitat home in Thomasville, North Carolina. Each weekend employees volunteered their personal time to make a difference for a deserving family. As part of the Habitat sponsorship, local schools were able to send students to do the electrical wiring and foundation of the home. The students gained firsthand experience that will benefit them in their future careers. Upon completion, a dedication ceremony and open house was held to honor the new homeowners. The assistance Habitat received is just one more way that we delivered more to our community in 2012.





UNITED WAY CONTRIBUTION

$225,000

TOTAL 2012 GIFT

$115,000

EMPLOYER CONTRIBUTION

$36,000

MORE THAN LAST YEAR


Habitat
for Humanity
bankofnc.com

OUR CULTURE

The Culture of Delivering More

Our brand is our promise & our great people make it a reality everyday by providing solutions, not just products.

Our sixth annual employee meeting was held this past October. The day was filled with reoccurring informational sessions where employees grew more knowledgeable about various departments they may not interact with every day. By learning how each department is delivering more than expected internally and externally, our employees are better positioned to be brand ambassadors and speak to their community on behalf of our organization. Rather than focusing on customer satisfaction, our employees are encouraged to focus on their success. Our brand is our promise and our great people make it a reality everyday by providing solutions, not just products.

The Executive Management team addressed our organization on their vision for the company and spoke on delivering more. This culture has been adopted to distinguish ourselves as the Bank who surpasses the expected. It's not the few big things that we do, but the many, daily little things that shape our brand. As a way of keeping this message in the forefront, all staff took a delivering more pledge that reminds us how we will execute on this mission, which is proudly displayed for others to see. As David Spencer, Chief Financial Officer said, "Delivering more than you expect starts with me!"


DELIVERING
MORE
than you expect
Starts with me!
BNC


construction, debt refinance.
100% of the loan proceeds funded by BNC
Flexible terms
GRANDOVER



GROWTH
2012 Locations

In 2012, the preparations BNC made internally met several unique growth opportunities. This included organic growth, whole bank acquisitions, partial bank acquisitions and FDIC-assisted transactions. These engagements allow BNC to deepen our customer base into thriving markets; therefore adding value to our customers, employees and shareholders.


BANK of NORTH CAROLINA
KeySource Commercial Bank was acquired by BNC mid-September; the branch is located beside the Durham Bulls Stadium


Workers replace the signage at KeySource Commercial Bank in Durham with Bank of North Carolina


BANK of NORTH CAROLINA
First Trust Bank acquisition was completed in late November and added banking locations in Charlotte and Mooresville, NC


BNC employees assist new team members from Carolina Federal Savings Bank in Charleston and Mt. Pleasant, which was acquired in June 2012


A new Southern Region headquarters located in the SouthPark area of Charlotte opened late fourth quarter


BANK of NORTH CAROLINA
BANK of NORTH CAROLINA
504
A new BNC location in the Meadowmont area of Chapel Hill was formerly part of Gateway Bank


BANK of NORTH CAROLINA
Former Gateway Bank located in Cary, NC now stands as Bank of North Carolina after a conversion in September

NORTH AND SOUTH CAROLINA
Growth by County

I-85 North / South

I-40 East / West

I-95 North / South

- BNC Offices
- High Growth Market
- Medium Growth Market
- Slow Growth Market

Information based on Market Scoring Analysis by Raymond James & Associates.



Banking Offices
Total
35
30
25
20
15
10
0
16
18
24
31
35
2008
2009
2010
2011
2012

BNC BANCORP
Board of Directors

Thomas R. Sloan
Chairman of the Board
BNC Bancorp & Bank of North Carolina
Retired Chairman, Essilor Laboratories of America

W. Swope Montgomery, Jr.
President & Chief Executive Officer, BNC Bancorp
Chief Executive Officer, Bank of North Carolina

James T. Bolt, Jr.
Executive Vice President, Bank of North Carolina

Larry L. Callahan
President/Owner Triad Land Surveying

Richard D. Callicutt II
Executive Vice President & Chief Operating Officer, BNC Bancorp
President & Chief Operating Officer, Bank of North Carolina

Joseph M. Coltrane, Jr.
Attorney at Law
Coltrane, Grubbs & James PLLC

Charles T. Hagan III
Attorney at Law
Hagan Davis Mangum Barrett & Langley PLLC

Elaine L. Lyerly
CEO, Lyerly Agency, Inc.

Lenin J. Peters, M.D.
President, Bethany Medical Center

John S. Ramsey, Jr.
Consultant

Thomas R. Smith, CPA
President, Smith McWhorter, P.A.

Robert A. Team, Jr.
President, Carolina Investment Properties, Inc.

G. Kennedy Thompson
Principal, Aquiline Capital Partners

D. Vann Williford
President, Atlantic Coast Toyota Lift, Inc.

Richard F. Wood
Financial Advisor/Investment Officer, Wells Fargo Advisors
Corporate Secretary BNC Bancorp & Bank of North Carolina

Bob M. Burleson
Director Emeritus

John J. Collett, Jr.
Director Emeritus

W. Groome Fulton, Jr.
Director Emeritus

Lloyd M. Higgins, M.D.
Director Emeritus

Carlyle A. Nance, Jr.
Director Emeritus

Colon E. Starrett
Director Emeritus

IN REMEMBRANCE

D. Kermit Cloniger
Director Emeritus

BANK OF NORTH CAROLINA
Executive Officers & Functional Leaders

W. Swope Montgomery, Jr.
Chief Executive Officer

Richard D. Callicutt II
President & Chief Operating Officer

David B. Spencer
Executive Vice President & Chief Financial Officer

James T. Bolt, Jr.
Executive Vice President

Thomas Bouchette
Executive Vice President & South Carolina Market Area President

Don R. Brandon
Deposit Operations Manager

Michael L. Bryan
Chief Information Officer

Angela K. Chester
Retail Banking Manager

William M. Connolly
North Carolina Southern Region Market Area President

Thomas S. Dillon
Director of BNC Financial Services

Donald R. Draughon, Jr.
Executive Vice President & Director of Correspondent Banking

Michelle W. Ferguson
Compliance Officer

Ronald J. Gorczynski
Director of Accounting & Regulatory Reporting

Bob Huckabee
Chief Marketing Officer

J. Reid Marks
North Carolina Northern Region Market Area President

William D. McKendry II
Executive Vice President & Chief Risk Officer

Drema A. Michael
Director of Corporate & Investor Relations

Bonnie M. Murdock
Assistant Corporate Secretary

Deborah J. Myers
Business Services Manager

Thomas M. Nelson
Executive Vice President & Chief Credit Officer

Musette S. Nesbit
Loan Operations Manager

Kenneth Pack, Sr.
Executive Vice President & Director of Mortgage

Annette F. Rollins
Executive Vice President & Director of Human Resources

Chris Rubnich
Director of IT

Virginia M. Smith
Systems Manager

Patricia M. Strickland
Controller

PROFESSIONAL Advisors & Agents

Regulatory and Securities Counsel
Womble Carlyle Sandridge & Rice, PLLC
271 17th Street, NW | Suite 2400
Atlanta, Georgia 30363

Independent Auditors
Cherry Bekaert, LLP
2626 Glenwood Avenue | Suite 200
Raleigh, NC 27608

Stock Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Symbol
BNCN

Primary Market Makers
Sandler, O'Neill & Partners, LP
Morgan Keegan & Company, Inc.
Raymond James & Associates
FIG Partners
Keefe, Bruyette & Woods

INCLUDED IN THE MATERIAL IS FORM 10-K, BNC BANCORP ANNUAL REPORT WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS BEING MAILED TO SHAREHOLDERS.

BANKING LOCATIONS

North Carolina

Archdale
113 Trindale Road
Archdale, NC 27263
Phone: 336.431.1200

Asheville
1999 Hendersonville Road
Asheville, NC 28803
Phone: 828.252.1893

Brevard
130 S. Broad Street
Brevard, NC 28712
Phone: 828.884.7092

Cary
4725 S.W. Cary Parkway
Cary, NC 27513
Phone: 919.388.1255

Chapel Hill
504 Meadowmont
Village Circle
Chapel Hill, NC 27517
Phone: 919.969.2578

Charlotte
6342 Carmel Road
Charlotte, NC 28226
Phone: 980.359.1199

5980 Fairview Road
Charlotte, NC 28210
Phone: 980.213.3090

1420 East Third Street
Charlotte, NC 28204
Phone: 704.377.3936

Concord
271 Copperfield Blvd. N.E.
Concord, NC 28025
Phone: 704.723.6300

Durham
280 S. Mangum Street
Suite 140
Durham, NC 27701
Phone: 919.383.4200

Greensboro
Irving Park
2201 N. Elm Street
Greensboro, NC 27408
Phone: 336.323.3020

Friendly Center
3202 Northline Avenue
Greensboro, NC 27408
Phone: 336.323.0700

Harrisburg
3890 Main Street
Harrisburg, NC 28075
Phone: 704.455.1070

Hendersonville
1012 Old Spartanburg Road
Hendersonville, NC 28792
Phone: 828.697.9731

High Point
801 N. Elm Street
High Point, NC 27262
Phone: 336.887.9200

2630 Eastchester Drive
High Point, NC 27265
Phone: 336.869.0100

Kernersville
211 Broad Street
Kernersville, NC 27284
Phone: 336.996.1776

Lexington
115 E. Center Street
Lexington, NC 27292
Phone: 336.224.2621

Mooresville
108 Gateway Blvd.
Suite 101
Mooresville, NC 28117
Phone: 704.662.9004

Northern Davidson County
6355 Old US Highway 52
Lexington, NC 27295
Phone: 336.731.8392

Raleigh
4525 Falls of Neuse Road
Raleigh, NC 27609
Phone: 919.232.6820

Salisbury
415 Jake Alexander Blvd. West
Salisbury, NC 28147
Phone: 704.633.3436

Thomasville
831 Julian Avenue
Thomasville, NC 27360
Phone: 336.476.9200

1317 National Highway
Thomasville, NC 27360
Phone: 336.474.1100

Winston-Salem
1810 N. Peace Haven Rd.
Winston Salem, NC 27104
Phone: 336.774.2944

South Carolina

Charleston
4 Carriage Lane, Suite 101
Charleston, SC 29407
Phone: 843.571.6900

Greenville
550 East McBee Avenue
Greenville, SC 29601
Phone: 864.250.9800

Mt. Pleasant
1509 Highway 17 North
Mt. Pleasant, SC 29464
Phone: 843.216.1301

Myrtle Beach
3751 Robert M. Grissom Parkway
Suite 100
Myrtle Beach, SC 29577
Phone: 843.626.2265

North Myrtle Beach
710 Highway 17 North
North Myrtle Beach, SC 29582
Phone: 843.663.2265

Surfside Beach
3064 Dick Pond Road
Myrtle Beach, SC 29588
Phone: 843.294.6000

Hilton Head Island
1000 William Hilton Parkway
Suite F-4
Hilton Head Island, SC 29928
Phone: 843.842.3232

Coming Soon

Charleston
291 East Bay Street
Charleston, SC 29401

Murrells Inlet
11975 Highway 17 Bypass
Murrells Inlet, SC 29576


BNC BANCORP